

July 5, 2012

Via E-mail
Mr. Brent L. Korb
Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

> **Re: Quanex Building Products Corporation**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed December 20, 2011**
> **File No. 001-33913**

Dear Mr. Korb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2011

Risk Factors, page 12

General

1.   In future filings, please include a separate risk factor discussing the risks presented by existing and contemplated laws, regulations and government initiatives that materially impact your business. We note in particular the discussion in your MD&A and in your earnings call for the fourth quarter of 2011 regarding the impact of the expiration of the first time homebuyers' tax credit and the tax credit for energy efficient windows. Please ensure that your risk factor includes specific examples of how the various laws, regulations and government initiatives have impacted the operation of your business, including discussing any specific material impact on operating results.

Mr. Brent L. Korb
Quanex Building Products Corporation
July 5, 2012
Page 2

If the company's raw materials or energy were to significantly increase in price . . . , page 13

The Company is subject to various environmental requirements . . ., page 13

The Company may not be able to successfully identify, manage or integrate future acquisitions . . ., page 13

2.	In future filings, please revise each of these risk factors, or add new risk factors, as appropriate, to provide specific examples of how each of these risks have impacted the operation of your business, including discussing any specific material impact on operating results. We note that each of these risks appears relatively generic despite the fact that the company has been impacted by specific events relating to such risks. In particular, we note that your operating results are impacted by both aluminum costs and the integration of acquisitions, such as Edgetech, both of which are discussed in detail in your earnings call for the fourth quarter of 2011 and first quarter of 2012. In addition, we note that you are currently undertaking ongoing remediation activities at your Nichols Aluminum-Alabama, LLC subsidiary, but the costs and material impact of this remediation are not discussed in the relevant risk factor. In future filings, please ensure that each of your risk factors is appropriately tailored to your specific business and circumstances and includes examples of the impact of such risks on your results of operations.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Performance Units, page 22

3.	We note that the awards of performance units are made based on pre-established performance measures and that you included disclosure of the actual performance measures on page 27 of your Definitive Proxy Statement on Schedule 14A filed on January 23, 2009. However, your current Definitive Proxy Statement should also include disclosure of all previously established performance measures for awards made in 2011, including the performance measures established for the performance units, and discuss how you derived actual awards based on achievement or non-achievement of such performance measures. While you disclose on page 23 that executives received a payout of 0% of the target value associated with EPS Growth, and 100% of the target value associated with Relative TSR, you do not discuss how the actual results achieved compared to the pre-established performance measures and how you calculated the actual payout. Please include such disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin K Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729, with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief